GPT
GENERAL PROPERTY TRUST

Company – GPT Management Limited
File No 34819

RECEIVED
2005 FEB -7 A 9:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 February 2005

[redacted] Limited
73
ty
ust
09

05005530

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL

Dear Sir

Re: Company: GPT Management Limited
File No: 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
28/01/2005	Letter to Unitholders
24/01/2005	Significant increase in NTA
24/01/2005	First Supplementary Target's Statement

Yours faithfully
GPT Management Limited

James Coyne
Legal Counsel and Company Secretary

PROCESSED
FEB 07 2005
THOMSON FINANCIAL

dlw 2/7

22574

Company - GPT Management Limited
File No 34819

GPT

GENERAL PROPERTY TRUST

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

24 January 2005

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust - First Supplementary Target's Statement

In accordance with section 647(3)(b) of the Corporations Act, attached is a copy of the First Supplementary Target's Statement to the original Target's Statement dated 22 December 2004 in relation to the takeover offer by Stockland Trust Management Limited for the General Property Trust.

The First Supplementary Target's Statement will also be dispatched to Unitholders this week.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary


General Property Trust
First Supplementary Target's Statement
GPT

Introduction

This document ("Supplementary Target's Statement") is a supplementary target's statement dated 24 January 2005 under *section 644 of the Corporations Act in relation* to the takeover offer ("Stockland Offer") by Stockland Trust Management Limited (ABN 86 001 900 741) as responsible entity of Stockland Trust (ARSN 092 897 348) (collectively, "Stockland") for all the units ("GPT Units") in General Property Trust (ARSN 090 110 357) ("GPT"). This Supplementary Target's Statement is issued by GPT Management Limited (ABN 94 000 335 473) as responsible entity of GPT ("GPT Management").

This Supplementary Target's Statement supplements and is to be read together with the Target's Statement dated 22 December 2004 ("Target's Statement").

No other supplementary target's statement has been lodged with ASIC in relation to the Stockland Offer. This Supplementary Target's Statement will prevail to the extent of any inconsistency with the Target's Statement.

Overview

The Target's Statement announced that the GPT Independent Directors had commissioned new independent valuations of certain assets within GPT's retail portfolio ("Updated Valuations"). This was because the weighted average age of the current valuations of GPT's retail portfolio would have been over 20 months at December 2004 and there was evidence of recent strong increases in values of retail shopping centres. The evidence led to a concern that GPT's actual net tangible assets per unit ("NTA") may be materially greater than $2.74 per GPT Unit, being the NTA stated in the Target's Statement and GPT's Half Year 2004 Report.

Updated Valuations were commissioned with respect to the majority of GPT's retail shopping centres. The increase in the value of the shopping centre assets, together with minor changes to other non-retail valuations received in the past six months result in a $584 million increase to GPT's net tangible assets at 31 December 2004.

> As a result, it is anticipated that **GPT's NTA as at 31 December 2004 will be $3.02 per GPT UNIT, UP 10.2% FROM $2.74** when GPT's audited financial statements are released on 11 February 2005.

The Stockland Offer

> **The GPT Independent Directors continue to recommend that GPT Unitholders do not accept the Stockland Offer.**

The Stockland Offer continues to be (and has at all times been) below the trading price of GPT Units, even though the trading price of both securities has fluctuated since the release of the Target's Statement.



Moreover, the Updated Valuations now confirm that the Stockland Offer:

→ continues to represent an insufficient premium to GPT's NTA;
→ results in significant dilution of NTA per equivalent GPT Unit; and
→ if successful, would dilute the overall quality of the investment asset portfolio owned by GPT Unitholders and built by GPT over more than 30 years.

The Updated Valuations have the effect of lowering GPT's gearing ratio by approximately 2% from where it would otherwise have been.

Stockland's Offer Value continues to be lower than the ASX price for GPT Units

The Stockland Offer Value continues to be (and has at all times been) below the trading price of GPT Units on ASX, as shown below.

Stockland Offer Value below GPT Unit trading price



$3.80
$3.55
$3.30
$3.05
$2.80
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Nov-04
Dec-04
GPT closing price
Stockland Offer Value

Source:Iress. In this context the Stockland Offer Value is calculated as the Stockland closing price at the relevant date adjusting for any Stockland distributions which a GPT investor would not receive if they were to accept the Stockland offer, multiplied by the merger ratio of 0.608. Consequently, prior to 23 December 2004 the offer value was adjusted for the accrued portion of the Stockland distribution for the half year ended December 2004 and after 23 December 2004 no adjustment is made. The GPT Unit price is the closing price.

Stockland's Offer continues to represent an insufficient premium to NTA

The GPT Independent Directors continue to believe that the Stockland Offer Value represents an insufficient premium to GPT's NTA. The GPT Independent Directors hold this view based on:

→ GPT's strategic value; and
→ the premium offered by Stockland compared to the weighted average premia to NTA observed in listed property trust mergers in 2004.

Using an NTA of $3.02 following the Updated Valuations, the Stockland Offer Value[1] of $3.66 (as at 21 January 2005) represents only a 21% premium to NTA, when the weighted average premium observed in listed property trust mergers in 2004 was 34%.

Insufficient premium to NTA



56%
46%
38%
28%
26%
21%
20%
18%
10%
4%
Weighted average = 34%
Westfield America
Macquarie Goodman Industrial
James Fielding Group
Principal America
Deutsche Industrial
Stockland/GPT
Westfield Trust
Ronin Property Group
Prime Retail Group
Deutsche Office Trust

Source: Investor presentations, company announcements, IRESS. This chart examines listed property trust mergers and acquisitions since January 2004, greater than $300 million in value and lists the property entity that was acquired. In the case of mergers by stapling, the acquirer is the entity that effectively offered their scrip as consideration.

[1] Calculated as Stockland 5 day volume weighted average security price to 21 January 2005 of $6.02, multiplied by the merger ratio of 0.608. The accrued portion of the forecast Stockland distribution is not subtracted as GPT Unitholders would be entitled to it under the terms of Stockland Offer.



Stockland's Offer results in increased dilution of NTA

Following the Updated Valuations, the dilution to NTA per equivalent GPT Unit is even greater than reported in the Target's Statement. Based on an NTA of $3.02 per GPT unit, dilution to NTA is increased to 13% (previously 9%).

Increased dilution of NTA



$3.02
-13%
$2.64
GPT stand-alone
GPT equivalent merged group

Source: GPT: anticipated 31 December 2004 NTA following finalisation of statutory audit and accounts and Stockland Supplementary Bidders Statement (17 December 2004), after taking into account Stockland's acquisition of Lensworth.

Dilution of investment asset quality

The reduction in quality of the investment assets suffered by GPT Unitholders when combining with Stockland is further highlighted following the Updated Valuations. This is illustrated by the fact that the weighted average capitalisation rate of GPT's investment assets is considerably lower than Stockland's. *Lower* weighted average capitalisation implies *higher* quality. The reduction in investment asset quality is illustrated in the following diagram.

Investment asset weighted average capitalisation rate



8.2%
7.5%
7.1%
GPT
Stockland
Merged group

Source: GPT based on the most recent independent valuations. Stockland Property Portfolio Presentation (August 2004)

The Updated Valuations highlight the fact that GPT's assets are superior in quality to Stockland's in all asset classes.

Investment asset weighted average capitalisation rate by sector



GPT
Stockland
9.5%
8.8%
8.1%
7.8%
7.3%
6.5%
Retail
Office
Other

Source: GPT based on the most recent independent valuations. Stockland Property Portfolio presentation (August 2004).

Gearing

GPT's gearing, when adjusted for the Updated Valuations will be approximately 2% lower than it would otherwise have been.

Accordingly, should the Stockland Offer be successful, after taking into account the Updated Valuations, the gearing of the merged vehicle would be slightly lower than it would otherwise have been. On this basis, existing Stockland security-holders benefit from this reduction in GPT's gearing.

2004 Accounts

GPT's financial statements for the year ended 31 December 2004 will be released to the ASX on 11 February 2005.

Further Information

Further information is contained in the Target Statement dispatched to Unitholders during December 2004 and by calling the GPT UNITHOLDER INFORMATION LINE - on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia).

Other

Lodgement with ASIC

A copy of this Supplementary Target's Statement was lodged with ASIC on 24 January 2005. Neither ASIC nor any of its officers takes any responsibility for the content of this Supplementary Target's Statement.

Defined terms

Capitalised terms used in this Supplementary Target's Statement are defined in the section titled "Interpretation and Authorisation" of the Target's Statement, unless the contrary intention appears.

Authorisation

This Supplementary Target's Statement has been approved by a resolution passed by the GPT Board. No GPT Director voted against the resolution authorising this Supplementary Target's Statement.

DATED: 24 January 2005

SIGNED
for and on behalf of GPT Management Limited

P Joseph

Peter Joseph
Chairman

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

GPT ANNOUNCES SIGNIFICANT INCREASE IN NTA

24 January 2005

As previously announced, GPT's Independent Directors commissioned independent valuations for certain assets within GPT's retail portfolio at the end of last year. This decision was made in light of the fact that the weighted average age of the current valuations for GPT's retail portfolio would have been over 20 months at December 2004 and there was evidence of recent strong increases in the values of retail shopping centres.

The Board of GPT is pleased to announce that it has now received updated independent valuations for the majority of GPT's retail shopping centre assets and this has contributed to a substantial increase in GPT's net tangible assets per unit (NTA). The movement in retail valuations is outlined in Schedule A attached.

Largely as a result of these valuations, it is anticipated that **GPT's NTA at 31 December 2004 will be $3.02 per GPT unit, up 10.2% from GPT's NTA per unit at 30 June 2004 of $2.74** when GPT's audited financial statements are released on 11 February 2005. The impact of all independent valuations undertaken in the six months to 31 December 2004 represent an increase of $583.7 million[1] in the book value of GPT's property portfolio.

An additional benefit of the increased valuations is that GPT's gearing level will be approximately 2% lower than it would otherwise have been.

The recent valuations highlight the significantly greater investment asset quality of GPT's portfolio to that of Stockland, particularly with respect to retail assets. The weighted average capitalisation rate of GPT's shopping centre assets now stands at 6.5% compared with Stockland's 7.8%. A lower capitalisation rate implies higher quality.

As a result of the revaluations GPT has lodged a Supplementary Target's Statement with the ASX, which is being mailed to GPT Unitholders today.

Peter Joseph, Chairman of GPT Independent Directors said: "These revaluations confirm the view that the Stockland Offer undervalues GPT's suite of premium assets, which in addition to the Trust's shopping centres, includes office, industrial and tourism investments."

The value of Stockland's Offer continues to be less than the ASX trading price of GPT securities.

[1] A small component relates to valuations during the 6 month period to December 2004 in respect of non-retail assets.

The GPT Independent Directors continue to recommend that GPT Unitholders **do not accept the Stockland Offer** as it:

- represents an insufficient premium to NTA of 21% when the weighted average premium observed in listed property trust mergers in 2004 was 34%;
- results in a 13% dilution of NTA for GPT investors; and
- if successful, would dilute the overall quality of the investment asset portfolio owned by GPT Unitholders.

The Independent Directors continue to believe that Stockland's 100% scrip offer provides GPT Unitholders with inadequate compensation for significantly increased risks.

ENDS

Enquiries

For further information please contact:

Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

Schedule A

The following schedule outlines the details of the individual shopping centre revaluations:

Centre	Interest	Previous Valuation $M	Previous Valuation Date	Previous Cap Rate %	Updated Valuation $M	Updated Valuation Date	Updated Cap Rate %
Carlingford Court	100%	133.0	31-Mar-02	8.75	158.0	31-Dec-04	7.25
Casuarina Square	100%	264.0	30-Sep-02	8.25	330.0	31-Dec-04	6.5
Charlestown Square (1)	100%	325.0	30-Sep-03	6.75	385.0	31-Dec-04	6.0
Chirnside Park	100%	132.0	31-Mar-03	8.25	166.0	31-Dec-04	6.75
Erina Fair (2)	50%	323.7	30-Sep-03	6.75	387.7	31-Dec-04	6.0
Forestway	100%	39.0	30-Sep-01	9.75	64.0	30-Sep-04	7.5
Macarthur Square	50%	165.0	30-Sep-03	6.75	233.9	31-Dec-04	5.75
Melbourne Central Retail (3)	100%	183.0	30-Sep-01	10.13	412.2	30-Sep-04	7.0
Parkmore	100%	127.0	31-Mar-04	8.0	145.0	31-Dec-04	7.0
Penrith Plaza (4)	100%	505.0	30-Sep-03	6.75	672.8	31-Dec-04	5.75
Sunshine Plaza (5)	50%	JVIA	30-Sep-03	6.75	281.7	31-Dec-04	6.0
Woden Plaza (6)	100%	386.0	31-Mar-03	7.5	484.0	31-Dec-04	6.25
Wollongong Central (7)	100%	157.0	30-Sep-03	8.25	195.0	31-Dec-04	7.0

Notes:

(1) Charlestown Square excludes Convenience Centre and other properties.

(2) Erina Fair includes former Telstra land.

(3) Melbourne Central Retail value includes 50% of the carpark. Capitalisation rates relate to retail component only.

(4) Penrith Plaza excludes Borec House, Riley Square and other properties.

(5) Sunshine Plaza includes Plaza Parade, Horton Parade & Maroochydore Superstore.
Previous valuation related to value of JVIA termination right.

(6) Woden Plaza value includes Bonner House. Capitalisation rates are for Woden Plaza only.

(7) Does not include land.

Dandenong and Floreat were not re-valued in the period as internal reviews did not indicate the likelihood of a material movement against the most recently reported book value.

Macarthur Square and Penrith Plaza are currently under development. The valuer has recognised some development profit in the current valuations. Further value uplift as a result of the developments is expected for each asset as delivery risk reduces over time.

GPT
GENERAL PROPERTY TRUST

GPT Management
Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

28 January 2005

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust - Letter to Unitholders

In accordance with Listing Rule 3.17, attached is a letter to be sent to Unitholders.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

GPT

GENERAL PROPERTY TRUST

GPT Management Limited ABN 94 000 335 473
as Responsible Entity and Trustee of General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

28 January 2005

YOU CAN WITHDRAW YOUR ACCEPTANCE OF THE STOCKLAND OFFER

Dear Unitholder

You will recently have received correspondence from Stockland advising a further extension of their offer to 4 March 2005. The terms of Stockland's all-scrip offer have not changed. In particular, Stockland's offer remains subject to a number of conditions, meaning that even if you accept it, you will not receive the consideration, at the very least, for some time.

Stockland's letter of 27 January 2004 notes that their offer is valued at $3.65 per GPT Unit. It is important to recognise that **this price remains well below the market price of GPT units**. The price of GPT units has increased substantially over the last weeks. In the week ended 28 January 2005, GPT units traded on the ASX in the range of $3.85 to $3.93, which is well in excess of the value of Stockland's offer.

Stockland has currently received acceptances representing less than 1% of the total of GPT units, despite the fact that this offer has been available since 9 December 2004.

GPT's Independent Directors continue to recommend that you DO NOT accept the Stockland offer.

Stockland's offer is now due to close at 7.00pm on 4 March 2005 (unless again extended pursuant to the Corporations Act). This variation means that you can **withdraw your acceptance** by Tuesday, 1 March 2005 in accordance with the Corporations Act. If you wish to withdraw your acceptance you can do so by contacting our Unitholder Information Line on 1800 350 150 for a withdrawal form.

If you have any questions, please call the Unitholder Information Line on **1800 350 150.**

Yours sincerely

P Joseph

Peter Joseph
Chairman